June 4, 2012	Darren K. DeStefano T: (703) 456-8034 ddstefano@cooley.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Gladstone Investment Corporation
Registration Statement on Form N-2

Ladies and Gentlemen:

On behalf of Gladstone Investment Corporation transmitted herewith for filing with the Securities and Exchange Commission under the Securities Act of 1933, as amended, is the Company’s Registration Statement on Form N-2, relating to the proposed public offering of up to $300,000,000 of securities.

If you have any questions or comments with regard to the foregoing, please do not hesitate to call either the undersigned at (703) 456-8034 or Joseph E. Judge of this office at (703) 456-8108.

Very truly yours,

/s/ Darren K. DeStefano
Darren K. DeStefano

ONE FREEDOM SQUARE RESTON TOWN CENTER 11951 FREEDOM DRIVE RESTON VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM